Exhibit 99.1

Banks Bank Holding Companies Bermuda

Credicorp Ltd.

Key Rating Drivers
IDRs Driven by Those of Main Subsidiary: Credicorp Ltd.’s Issuer Default Ratings (IDRs) were upgraded to ‘BBB+’ from ‘BBB’, as they are driven primarily by the IDRs of its main subsidiary, Banco de Crédito del Perú (BCP; BBB+/Stable), which has a strong business and financial profile. Credicorp’s Foreign-Currency, Long-Term IDR of ‘BBB+’ with a Stable Outlook is equalized with BCP’s rating, mainly due to Credicorp’s low double leverage and strong liquidity management.

Largest Peruvian Financial Holding Company: Credicorp is the largest financial holding company in Peru. While domiciled in Bermuda for strategic reasons, the group operates primarily through its main subsidiaries, including BCP, the largest bank in Peru, Banco de Crédito de Bolivia, Grupo Pacífico, Prima AFP, Atlantic Security Bank, Credicorp Capital, and Mibanco in Peru and Colombia. The group maintains leading positions across banking, insurance, pensions, wealth and asset management, and microfinance, which support earnings diversification and franchise strength.

Strong Corporate Strategy: Credicorp is a non-operating holding company with an integrated business platform that includes leading banking, insurance, pension, asset and wealth management, and microfinance franchises in Peru and other selected markets in the region. Fitch Ratings views the group’s strategy as supportive of its business profile, given its focus on financial inclusion, risk and capital discipline, digital transformation, and operational execution across its core and disruptive businesses. The strategy focuses on prioritizing leading market positions in an under-penetrated region with clear growth avenues, scaling an integrated digital ecosystem, unlocking synergies by leveraging shared capabilities across the ecosystem, and delivering strong, resilient results across economic cycles.

Low Double Leverage: Credicorp’s double leverage remained low at 99.6% at YE 2025, compared with 99.2% in 2024. This was consistently well below the threshold of 120% at which Fitch would typically start to notch down a bank holding company’s ratings. Fitch does not expect double leverage to change materially over the rating horizon. Debt incurred at the holding company level was maintained as a conservative liquidity backstop for use during periods of stress, particularly during the pandemic. However, the senior debt has already matured, and there has been no need to refinance or replace it.

Strong Liquidity Management: Credicorp’s liquidity management is prudent, supported by good access to capital markets and a diversified mix of funding and liquidity sources. The group continues to benefit from a structurally efficient low-cost funding base and an improved funding mix, while more expensive funding sources declined, aside from a subordinated bond issuance at BCP.

Capital Fungibility: Credicorp’s financial flexibility at the holding company level is supported by recurring up-streaming of excess capital from its operating subsidiaries. Excess capital is typically transferred to the holding company in March, after which Credicorp may propose an ordinary dividend, with the potential for an extraordinary dividend, depending on business conditions. In Fitch’s view, the group’s diversified earnings base across banking, microfinance, insurance, pensions, asset management and digital businesses supports internal capital generation and enhances the holding company’s capacity to meet its financial commitments. However, the extent of upstream distributions remains linked to the performance, capitalization and regulatory requirements of its main subsidiaries.

Consistent Subsidiary Performance: Credicorp’s capital structure benefits from the strong and consistent performance of its core subsidiaries, particularly BCP, which remains the group’s main earnings generator and a key source of financial flexibility. In 2025, BCP’s operating profit-to-risk-weighted asset (RWA) ratio improved to 5.19% at YE 2025 from 4.32% at YE 2024, mainly driven by a stronger financial margin and lower credit costs, supported by improved asset quality. Fitch expects BCP’s profitability to remain strong, although it could decline slightly from its exceptionally strong level in 2025 due to margin compression, somewhat higher credit costs, external risks and the bank’s planned growth in riskier but more profitable retail segments.

Rating Sensitivities
Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade
Credicorp’s IDRs are at the same level as BCP’s, and would move in tandem with any rating action on its main operating subsidiary. However, Fitch could also downgrade Credicorp’s ratings (separately from any action on BCP) if there is a material and sustained increase of its double leverage metrics (above 1.2x) and if there is a material weakening of the holding company’s liquidity position and management.
A change in the dividend flows from the operating companies or debt levels at the holding company that affects its debt coverage ratio could also be detrimental to Credicorp’s ratings.

Rating Report | 23 June 2026	fitchratings.com 1

Banks Bank Holding Companies Bermuda
Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade
Credicorp Ltd.’s ratings would move in tandem with positive rating actions on its main operating subsidiary, BCP.

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Banks Bank Holding Companies Bermuda
Financials
Financial Statements
	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2025	Mar. 31, 2026
	12 months	12 months	12 months	1st quarter
	(PEN mil.)	(PEN mil.)	(PEN mil.)	(PEN mil.)
Summary income statement
Net interest and dividend income	12,938	14,115	14,716	3,963
Net fees and commissions	3,805	4,052	4,200	1,149
Other operating income	3,065	3,338	4,252	1,130
Total operating income	19,808	21,505	23,168	6,242
Operating costs	9,263	10,196	10,799	2,841
Pre-impairment operating profit	10,545	11,309	12,369	3,401
Loan and other impairment charges	3,627	3,547	2,460	482
Operating profit	6,919	7,762	9,909	2,919
Other non-operating items (net)	-70	63	39	-
Tax	1,888	2,201	2,865	809
Net income	4,960	5,623	7,083	2,110
Other comprehensive income	582	-77	342	-
Fitch comprehensive income	5,542	5,546	7,425	2,110

Summary balance sheet
Assets
Gross loans	144,976	145,732	149,985	152,825
– of which impaired	4,674	4,384	8,882	6,524
Loan loss allowances	8,278	7,995	7,670	7,425
Net loans	136,698	137,737	142,315	145,399
Interbank	3,622	40,120	41,395	42,980
Derivatives	988	905	1,232	-
Other securities and earning assets	56,015	57,659	56,767	61,634
Total earning assets	197,323	236,421	241,709	250,013
Cash and due from banks	30,309	7,535	7,650	7,709
Other assets	11,208	12,132	18,004	20,793
Total assets	238,840	256,089	267,363	278,514

Liabilities
Customer deposits	146,510	160,741	169,420	178,628
Interbank and other short-term funding	17,724	16,436	15,611	5,872
Other long-term funding	21,155	21,901	19,371	26,416
Trading liabilities and derivatives	892	820	1,048	-
Total funding and derivatives	186,281	199,897	205,450	210,916
Other liabilities	19,452	21,215	22,816	26,949
Preference shares and hybrid capital	-	-	-	-
Total equity	33,107	34,977	39,096	40,648
Total liabilities and equity	238,840	256,089	267,363	278,514
Exchange rate	USD1= PEN3.7260	USD1= PEN3.7340	USD1= PEN3.3600	USD1= PEN3.4800
Source: Fitch Ratings, Fitch Solutions, Credicorp

Rating Report | 23 June 2026	fitchratings.com 3

Banks Bank Holding Companies Bermuda
Key Ratios
	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2025	Mar. 31, 2026
Ratios (%; annualized as appropriate)

Profitability
Operating profit/risk-weighted assets	-	-	-	-
Net interest income/average earning assets	6.5	6.5	6.3	6.5
Non-interest expense/gross revenue	47.0	47.7	46.7	45.6
Net income/average equity	15.9	16.6	19.4	21.5

Asset quality
Impaired loans ratio	3.2	3.0	5.9	4.3
Growth in gross loans	-2.5	0.5	2.9	1.9
Loan loss allowances/impaired loans	177.1	182.4	86.4	113.8
Loan impairment charges/average gross loans	2.5	2.4	1.7	1.3

Capitalization
Common equity Tier 1 ratio	-	-	-	-
Fully loaded common equity Tier 1 ratio	-	-	-	-
Fitch Core Capital ratio	-	-	-	-
Tangible common equity/tangible assets	12.7	12.5	12.7	13.1
Basel leverage ratio	-	-	-	-
Net impaired loans/common equity Tier 1	-20.2	-11.6	3.5	-2.6
Net impaired loans/Fitch Core Capital	-12.1	-	-	-

Funding and liquidity
Gross loans/customer deposits	99.0	90.7	88.5	85.6
Gross loans/customer deposits + covered bonds	-	-	-	-
Liquidity coverage ratio	-	-	-	-
Customer deposits/total non-equity funding	79.0	80.7	82.9	84.7
Net stable funding ratio	-	-	-	-
Source: Fitch Ratings, Fitch Solutions, Credicorp

Environmental, Social and Governance Considerations

Rating Report | 23 June 2026	fitchratings.com 4

Banks Bank Holding Companies Bermuda
ESG Scoring	Credit-Relevant ESG Scale
ESG relevance scores range from ‘1’ to ‘5’ based on a 15-level colour gradation. Red (5) is most relevant to the credit rating and green (1) is least relevant.	5	Highly relevant, a key rating driver that hasa significant impact on the rating on an individual basis. Equivalent to ‘Higher’ relative importance within the Navigator.
The Environmental (E), Social (S) and Governance (G) tables break out the general and the sector-specific issues that are most relevant to each industry group. Relevance scores are assigned to each sector-specific issue, signalling the credit relevance of the sector-specific issues to an issuer’s overall credit rating. The Reference column highlights the factor(s) within which the corresponding ESG issues are captured in Fitch’s credit analysis.	4	Relevant to rating, not a key rating driver but has an impact on the rating in combination with other factors. Equivalent to ‘Moderate’ relative importance within the Navigator.
The panels underneath the relevance scores tables are visualisations of the frequency of occurrence of the highest ESG relevance scores across the combined E, S and G categories. The Score columns summarise rating relevance and impact to credit from ESG issues. The column on the far left identifies any ESG relevance sub-factor issues that are drivers or potential drivers of an issuer’s credit rating (corresponding with scores of ‘3’, ‘4’ or ‘5’). All scores of ‘4’ and ‘5’ are assumed to reflect a negative impact unless indicated with a ‘+’ sign for positive impact.	3	Minimally relevant to rating, either very low impact or actively managed in a way that results in no impact on the entity rating. Equivalent to ‘Lower’ relative importance within the Navigator.
Classification of ESG issues has been developed from Fitch’s sector ratings criteria. The general and sector-specific issues draw on the classification standards published by the UN Principles for Responsible Investing, the Sustainability Accounting Standards Board and the World Bank.	2	Irrelevant to the entity rating but relevant to the sector.
	1	Irrelevant to the entity rating and irrelevant to the sector.

Ratings
Foreign Currency
Long-Term IDR	BBB+
Short-Term IDR	F2

Outlooks
Long-Term Foreign-Currency IDR	Stable

Rating Report | 23 June 2026	fitchratings.com 5

Banks Bank Holding Companies Bermuda
Applicable Criteria
Bank Rating Criteria (May 2026)

Related Research
Fitch Upgrades Banco de Credito del Peru and Credicorp to ‘BBB+’; Outlook Stable (June 2026)
Latin American Banks Outlook 2026
(December 2025)
Global Banks Mid-Year 2026 Outlook Compendium (June 2026)

Analysts
Larisa Arteaga
+52 55 5955 1621
larisa.arteaga@fitchratings.com

Abraham Martinez
+56 2 3321 2901
abraham.martinez@fitchratings.com

Rating Report | 23 June 2026	fitchratings.com 6

Banks Bank Holding Companies Bermuda

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Rating Report | 23 June 2026	fitchratings.com 7